UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________
FORM 12b-25

SEC FILE NUMBER 1-11657
CUSIP NUMBER 899896104

NOTIFICATION OF LATE FILING

(Check One)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: December 30, 2023
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transitional Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Tupperware Brands Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

14901 South Orange Blossom Trail
Address of Principal Executive Office (Street and Number)

Orlando, Florida 32837
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tupperware Brands Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 30, 2023 (the “2023 Form 10-K”) by the prescribed due date.

The Company previously disclosed that it incurred significant delays in the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) due to the identification of multiple prior period misstatements and material weaknesses in internal control over financial reporting for the periods covered by the 2022 Form 10-K. The Company filed the 2022 Form 10-K on October 13, 2023. As a result of the significant delay in completing the 2022 Form 10-K, the Quarterly Reports on Form 10-Q for the quarters ended April 1, 2023, July 1, 2023, and September 30, 2023, collectively the “2023 Forms 10-Q”. On March 29, 2024, the Company completed this work and filed the 2023 Forms 10-Q. The significant delay in completing the 2023 Forms 10-Q has contributed to the delay in filing the 2023 Form 10-K

Due to the ongoing material weaknesses in internal control over financial reporting, significant additional procedures are warranted related to the 2023 Form 10-K, which are also causing a delay in preparing and filing the Company’s 2023 Form 10-K. Furthermore, as previously disclosed in its 2022 Form 10-K, as a result of the Company’s challenging financial condition and extensive efforts to complete the 2022 Form 10-K, the Company’s accounting department has experienced, and continues to experience, significant attrition which has resulted in resource and skill set gaps, strained resources, and a loss of continuity of knowledge – all of which contributed to delays in the filing of the 2023 Form 10-K.

In addition, as previously disclosed in a Current Report on Form 8-K filed October 27, 2023, the Company’s former independent auditor informed the Company that it was declining to stand for re-appointment as the Company’s registered public accounting firm for the audit of the fiscal year ending December 30, 2023. The former auditor’s decision was not the result of a dispute between the Company and the former auditor. The former auditor’s reports on the Company’s financial statements for the fiscal years ended December 25, 2021 and December 31, 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the fiscal year ended December 31, 2022 included an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern. The Company notes that such substantial doubt is continuing. As a result of the former auditor’s decision to decline re-appointment, the Company was required to retain a new independent auditor. As previously disclosed in a Current Report on Form 8-K filed January 29, 2024, the Company retained KPMG LLP as its new independent auditor for fiscal year 2023 periodic reports.

Due to the time and effort required to finalize and file the 2023 Forms 10-Q, the additional procedures being undertaken to finalize the 2023 Form 10-K due to material weaknesses in internal control over financial reporting and the challenging effects of significant attrition and turnover in the Company’s accounting department, combined with the Company’s efforts to retain a new independent auditor, the Company will be unable, without unreasonable effort or expense, to complete and file the 2023 Form 10-K within the prescribed time period. The Company is endeavoring to complete its financial close process and file its 2023 Form 10-K as promptly as possible; however, there can be no assurance with respect to the timing of completion of the filing

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the Company’s ability to file the 2023 Form 10-K. Such forward-looking statements are based on assumptions about many important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks identified in the Company’s most recent filing on its Annual Report on Form 10-K and other SEC filings, all of which are available on the Company’s website. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mariela Matute	407	826-8899
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

	If answer is no, identify report(s).			☒	Yes	☐	No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected
	by the earnings statements to be included in the subject report or portion thereof?			☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company is still completing its fiscal year 2023 financial close process, it expects that its 2023 Form 10-K will reflect a significant decline in its revenues and its results of operations for the year ended December 30, 2023 as compared to the year ended December 31, 2022. Given the reasons noted in Part III above, no reasonable quantitative estimate of the changes can be made at this time.

Tupperware Brands Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 29, 2024	By:	/s/ Mariela Matute
Mariela Matute
Chief Financial Officer